HARD CREEK NICKEL CORPORATION

Annual Information Form

March 29, 2012

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Inter-corporate Relationships	1
GENERAL DEVELOPMENT OF THE BUSINESS	1
Three Year History	1
DESCRIPTION OF THE BUSINESS	2
General	2
Production and Services	3
Specialized Skill and Knowledge	3
Cycles	3
Competitive Conditions	3
Environmental Protection	3
Employees	3
Social or Environmental Policies	4
Risk Factors	4
Exploration, Development and Production Risks	4
Revenue Generation	4
Substantial Capital and Funding Requirements and Liquidity	5
Discovery of commercially exploitable mineral reserves	5
Competition	5
Liability and Damages	6
Environmental Risks and Permits and Licenses	6
Property Defects	7
Limitation of liability for directors and officers	7
Risks relating to an investment in the Company’s common shares	7
Reliance on Key Personnel	7
Availability of Drilling Equipment and Access Restrictions	8
Changes to Government Regulations and Laws	8
Mineral Projects	8
Update on Project Description and Location of the Turnagain Project	9
Update on Mineral Resource Estimates of the Turnagain Project	10
Exploration and Development	11
DIVIDENDS	11
DESCRIPTION OF CAPITAL STRUCTURE	12
General Description of Capital Structure	12
MARKET FOR SECURITIES	12
Trading Price and Volume	12
DIRECTORS AND OFFICERS	13
Name, Occupation and Security Holdings	13
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	15
(A) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or	15

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(B) was subject to an event that resulted, after the director or executive officer ceased to be a director, CEO or CFO, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.	15
PROMOTERS	15
TRANSFER AGENTS AND REGISTRARS	15
MATERIAL CONTRACTS	16
1) The Company entered into a listing agreement with the Toronto Stock Exchange dated August 15, 2008. Pursuant to this agreement, the Company agreed to comply with all TSE requirements applicable to listed companies.	16
2) The Company entered into an agreement with Edward Beswick, P.Eng. effective October 29, 2010 for engineering consulting services.	16

INTERESTS OF EXPERTS	16
Names of Experts and Interests of Experts:	16
AUDIT COMMITTEE	16
Audit Committee Charter	16
Composition of the Audit Committee	16
Relevant Education and Experience	17
Reliance on Certain Exemptions	17
Audit Committee Oversight	17
Advisory Board	17
External Auditor Service Fees	18
ADDITIONAL INFORMATION	19
APPENDIX A – SUMMARY FROM THE TURNAGAIN REPORT	B1
APPENDIX B – AUDIT COMMITTEE CHARTER	B6

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Forward Looking Statements

This annual information form contains forward-looking statements. Forward-looking statements are statements which relate to future events or the Company’s future performance, including its future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in the section entitled “Risk Factors” commencing on page 4 of this annual information form, that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual information form. Except as required by applicable securities law, the Company does not intend to update any of the forward-looking statements contained in this annual information form to conform these statements to actual results.

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CORPORATE STRUCTURE

Name, Address and Incorporation

The head office of the Company is located at:

Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7

The registered office of the Company is located at:

Clark Wilson LLP
Barristers and Solicitors
800 – 885 West Georgia Street
Vancouver, BC V6C 3H1

We were incorporated under the Company Act (British Columbia) on January 17, 1983 under the name Bren-Mar Resources Ltd. On March 15, 2000, we changed our name from Bren-Mar Resources Ltd. to Bren-Mar Minerals Ltd. On September 22, 2000 we changed our name from Bren-Mar Minerals Ltd. to Canadian Metals Exploration Ltd. and on June 25, 2004 we changed our name from Canadian Metals Exploration Ltd. to Hard Creek Nickel Corporation. We transitioned to the Business Corporations Act (British Columbia) and adopted new Articles of Incorporation on June 25, 2004.

Inter-corporate Relationships

Hard Creek Nickel Corporation owns 100% of all common and voting shares of its subsidiary, Canadian Metals Exploration Ltd.

Canadian Metals Exploration Ltd. was incorporated on July 14, 2004 under the Canada Business Corporations Act. It is extra-provincially registered in British Columbia and Manitoba.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

For the three most recently completed fiscal years, the Company has been engaged in natural resource exploration and development, primarily in British Columbia with a focus on exploration for nickel deposits. The Company does not presently engage in mineral resource production. As of March 29, 2012 the Company held 100% interest in 65 mineral claims totaling approximately 33,220 hectares. Since 1996, the Company has focused on its primary resource property, the Turnagain property (the “Turnagain Property”) in the Liard Mining Division of northern British Columbia. One of the Turnagain Property claims is subject to a 4% net smelter royalty (NSR). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

The Company also has a 100% interest in several other mineral properties in British Columbia including the Eagle Lime, Wheaton Lime, Sawtooth, Sabu, Plateau, Victor, Hoo Doo, Ringo, West Tuya, Tuya North, and Nickel Valley properties.

In October 2011, the Company acquired by restaking, the Eagle Lime property, consisting of a single claim totaling approximately 405 hectares. The property is located 35 km northwest of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during 2011 (2010 - $Nil). The claim is in good standing until October 2, 2012.

In July 2009, the Company acquired, by staking, the Dease Lime property, consisting of three claims, located 15 km east of the town of Dease Lake. There was no work completed on this property during 2011 (2010 - $Nil). These claims were in good standing until March 1, 2012 and were not renewed on due date

In November 2009, the Company acquired, by map staking, the Wheaton Lime property, consisting of four claims totaling approximately 1,360 hectares, located 22 km southwest of the Turnagain property. There was no work completed on this property during 2011 (2010 - $Nil). These claims are in good standing until at least October 1, 2012.

In October 2011, the Company acquired, by map staking, the Sawtooth and Sabu properties totaling approximately 3,351 hectares, located 120 km northeast of Smithers, British Columbia. During the year ended December 31, 2011, the Company spent $1,503 (2010 - $Nil). These claims are in good standing until at least October 20, 2012.

In May 2011, the Company acquired, by staking, the Lenore property, consisting of a single claim, located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July on this property, during the year ended December 31, 2011 the Company spent $171 (2010 - $Nil). The Company no longer owns the Lenore property as it was traded for a single claim called the Opal Lake claim on March 21, 2012. The Opal lake claim is included as part of the Plateau property listed below.

In February and March 2012, the Company acquired, by map staking, several other properties in northern British Columbia including the Plateau (28 units covering 10,374 ha), Victor (7 units covering 2,608 ha), Hoo Doo (1 unit covering 195 ha), Ringo (2 units covering 626 ha), West Tuya (20 units covering 7,740 ha), Tuya North (5 units covering 1,753 ha) and the Nickel Valley (5 units covering 1476 ha). The initial field assessment of these properties will be carried out during the 2012 field season.

On September 19, 2008, the Company’s common shares were voluntarily delisted from the TSX Venture Exchange and were listed and posted for trading on the Toronto Stock Exchange (“TSE”).

The Company does not offer any products or services at this point. The Company does not anticipate any changes to its business during the current financial year.

DESCRIPTION OF THE BUSINESS

General

The Company determines its reportable segments based on the structure of its operations, which are focused on one principal business segment – the exploration and development of natural resource properties.

Production and Services

The PEA recommends the project be built as an open pit mine and mill processing to produce a saleable 18% nickel concentrate using a simple flow sheet and readily available reagents.

Specialized Skill and Knowledge

Much of the necessary specialized skills and knowledge required by the Company as a mineral exploration and development company are available from the management team and board of directors of the Company. To the extent additional specialized skills and knowledge are required, the Company retains outside consultants.

Cycles

The Company’s business is cyclical as it is largely dependent on nickel demand cycles and the price volatility associated with such demands. As the Company is an exploration and development stage company, it is not affected by changes in nickel demand and prices to the extent that companies which produce nickel are affected by such changes.

Competitive Conditions

The Company faces intense competition in the mineral exploration and exploitation industry. The Company actively competes for, among other things, new mineral resource property acquisitions, exploitation leases, licenses and concessions, skilled industry personnel and financing with a substantial number of other exploration companies, many of which have significantly greater resources. The Company’s competitors include large established mining companies, major natural resource exploration and development companies and numerous other independent exploration and development companies and individual producers and operators. Many of these competitors have substantial capabilities and greater financial, technical and personnel resources available to them than the Company.

Environmental Protection

The current and future operations of the Company, including development activities on its properties, are subject to laws and regulations and best practice principles governing exploration, development, waste disposal, protection and remediation of the natural environment, hazardous substances and other matters. Compliance with such laws and regulations can delay and increase the costs of planning, designing, drilling and developing the Company's properties.

The Company applies industry standard methods to protect the environment at its projects, employing technically proven and responsible measures throughout the exploration and development process. Current costs associated with compliance are considered normal. As the Company’s projects are not at the production stage, the financial and operational effects of environmental requirements on capital expenditures, earnings and competitive position are not currently significant.

Employees

As at the end of the most recently completed financial year, the Company had five full-time employees and one part-time employees at its head office in Vancouver, BC and no full-time employees and one part-time employee at its Turnagain campsite. As operations require, the Company also retains geologists, engineers and other consultants.

Social or Environmental Policies

The Company has not implemented social or environmental policies. Discussions initiated in 2004 with First Nations resulted in the signing of the Kaska Dena October 15, 2008 “Cornerstone Agreement” and the July 13, 2009 Traditional Knowledge (TK) Protocol, and the Tahltan September 15, 2009 “Memorandum of Understanding”. These agreements lay the foundation of a respectful, cooperative and progressive relationship to facilitate the development of the Turnagain Project between the Kaska Dena, Tahltan and the Company. They contain provisions regarding environmental protection, economic opportunities and benefits, education and training and provides for the negotiation of a socio-economic participation agreement to be completed as part of the feasibility process for the Turnagain project. The details of a Socio-Economic Participation Agreement (SEPA) are presently being negotiated with the Kaska Dena.

The Cornerstone Agreement and the Memorandum of Understanding expired in late 2010 and are in the process of being renewed. As part of the Kaska Dena TK, the Company contracted the Dena Kayeh Institute in June 2009 to conduct a Traditional Knowledge Study on the Turnagain property. The report was received in August 2010. Deficiencies as required under the original agreement have been identified by the Company. The report has not been finalized as the deficiencies are still outstanding.

Risk Factors

The Company faces various risk factors and uncertainties. These are described below.

Exploration, Development and Production Risks

Mineral resource exploration involves a high degree of risk. There is no assurance that expenditures made on exploration by the Company will result in new discoveries of mineral deposits in commercial quantities. It is difficult to project the costs of implementing any exploratory drilling programs due to the inherent uncertainties associated with drilling in unknown formations. The long-term commercial success of the Company as a mineral exploration and development company depends largely on its ability to find, acquire, develop and commercially produce mineral reserves. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation, that the Company will be able to obtain financing for further exploration and development, or that the Company will find any mineral reserves on its properties.

Revenue Generation

The Company has no revenues from operations or ongoing mining operations. This raises substantial doubt about the Company’s ability to continue as a going concern and does not provide a meaningful basis for an evaluation of the Company’s prospects. If the Company is unable to generate revenue from its business, it may be forced to delay, scale back, or cease its exploration activities. This could result in the Company not being able to continue to explore its properties or operate its business and there is a substantial risk the Company’s business could fail, causing investors to lose all of their investment in the Company.

As the Company has not generated any revenues from its mineral properties, and it is unlikely that any such revenues would be generated until the Company’s mineral properties are fully developed and in commercial production (which may never happen), the Company may need to obtain debt or equity financing. The Company has no assurance that additional debt or equity financing will be available to it, or available on terms acceptable to the Company. Failure to obtain such additional financing could result in a delay or postponement of further exploration and development of the Company’s projects with the possible loss of such properties, potentially causing investors to lose all or a portion of their investment.

Substantial Capital and Funding Requirements and Liquidity

The Company anticipates substantial future capital expenditures for the acquisition, exploration and development of mineral properties. The Company may not be able to secure the required capital to undertake or complete future exploration programs or property acquisitions. There can be no assurance that debt or equity financing will be available or sufficient to meet the Company’s capital requirements or to fund its ongoing activities at all times, which could have a potential material adverse effect on the Company’s financial condition, results of operations and prospects. The Company may have to compete for financing with other junior and senior mineral resource companies and may be unable to acquire financing on terms it considers acceptable. Failure to obtain required financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

The Company may choose to sell additional securities in its capital stock to finance proposed operations. If this occurs, existing shareholders will experience a dilution of their equity interest in the Company.

Discovery of commercially exploitable mineral reserves

The probability of any of the Company’s properties or any individual prospect ever having a commercially exploitable mineral reserve is low. The chance of the Company ever reaching the development stage is doubtful. The search for valuable minerals as a business is extremely risky. Additional exploration on the Company’s properties may not establish that commercially exploitable reserves of minerals exist on the properties. Additional potential problems, most of which are beyond the Company’s control, that may prevent the Company from discovering any reserves of minerals on its properties include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Any of these factors could increase costs and make extraction of any identified mineral resource unprofitable. If the Company is unable to establish the presence of commercially exploitable reserves of minerals on its properties, its ability to fund future exploration activities may be impeded, and it may not be able to operate profitably and investors may lose all or part of their investment in the Company.

Competition

The Company’s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than those of the Company. The Company may have to compete for financing with such established larger companies, and it may be unable to acquire financing, or unable to acquire financing on terms it considers acceptable. The Company’s competition could adversely affect its ability to acquire suitable prospects for exploration in the future. The Company may also have to compete with other mining companies in the recruitment and retention of qualified managerial and technical personnel. If the Company is unable to successfully compete for financing, mineral properties or qualified personnel, it may have to cease or curtail operations. If the Company is unable to successfully compete for the acquisition of suitable prospects or interests for exploration in the future, it may not acquire any interests in additional mineral properties and have no further chance of discovering minerals. The occurrence of any of these things could result in the Company ceasing or curtailing operations and investors could lose all or part of their investment.

Liability and Damages

The Company may be subject to liability as a result of its involvement in mineral resource exploration and development, and as a result of its daily operations. There are inherent dangers involved in mineral exploration and exploitation. The Company has not obtained insurance to address such risks.

If an event occurs which exposes the Company to significant liability and the Company becomes liable to pay for any damages resulting from the conduct of its business, it could face material adverse effects on its financial position, results of operations or prospects. The Company could potentially have to reduce or cease operations and investors could lose all or a portion of their investment in the Company.

Environmental Risks and Permits and Licenses

All phases of the mineral resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of domestic and international laws. Compliance with applicable environmental legislation may require significant expenditures and a breach of such legislation may result in the imposition of fines and penalties, some of which may be material. The Company may also incur remediation costs for environmental damage. The trend in environmental legislation is toward the application of stricter standards and enforcement, and larger fines and liability, resulting in potentially increased capital expenditures and operating costs to the Company. No assurance can be given that the application of or amendment to environmental laws will not result in a curtailment of exploration or development or a material increase in the cost of development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects. Environmental fines or liability could cause the Company to incur expenses, reducing the funds it has available for its exploration programs and potentially causing the Company to curtail or cease operations.

The Company’s operations may require it to pay bonds and obtain permits and licenses, including environmental permits and licenses, from various governmental and regulatory authorities. For example, prior to conducting exploration in British Columbia, the Company is required to obtain a Work Permit from the Ministry of Energy, Mines and Petroleum Resources. Where significant surface disturbance through road building and drill site preparation is planned, the Ministry requires a Reclamation Bond to cover the estimated reclamation costs if the Company fails to complete the reclamation. The cost of compliance with governmental regulations, permits and bond requirements has the potential to reduce the profitability of operations by curtailing the Company’s exploration activities. There can be no assurance that the Company will be able to pay such bonds or obtain all necessary permits and licenses for its projects. If it cannot obtain the permits or pay the bonds that it requires in the future, then the Company may have to cease certain exploration activities. Ceasing such exploration activities could reduce the Company’s chance of discovering mineral resources on its properties.

The Company may become subject to liability for various environmental hazards, for example pollution, cave-ins and other hazards against which the Company cannot insure against or which the Company may elect not to insure. The Company currently does not have any coverage to insure against such hazards. The payment of such liabilities may have a material adverse effect on the Company’s financial position, causing it to reduce or cease operations and investors could lose all or a part of their investment in the Company.

If the Company were to become subject to an environmental liability on any of its properties, it may have to pay substantial amounts in compensation and other fees. This would reduce the amount of money the Company has available to spend on exploration and could cause the Company to cease or curtail operations. The Company’s potential exposure to liability for environmental damage is very high and it has no reserves established to pay for such liability in the event it arises.

Property Defects

The Company’s properties may be subject to, among other things, prior unregistered agreements, native land claims or transfers which have not been recorded or detected through title research or which have been asserted since the date the research was completed. This could have a material adverse effect on the Company’s interests in these properties.

Limitation of liability for directors and officers

The Company’s Articles of Incorporation contain provisions limiting the liability of its officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by the Company which may happen in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the officers and directors and may discourage or deter the Company’s shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Risks relating to an investment in the Company’s common shares

The Company’s common shares are currently listed on the TSE under the symbol ‘HNC’. The trading price of the Company’s common shares has been and may continue to be subject to wide fluctuations. Trading prices of the Company’s common shares may fluctuate in response to a number of factors, many of which are beyond the Company’s control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s common shares, regardless of its operating performance. Persons investing in the Company’s common shares could lose some or all of their investment.

The Company is currently without a source of revenue and may be required to issue additional securities, including common shares, to finance its operations and, depending on the outcome of its exploration programs, the Company may issue additional securities to finance additional exploration programs of any or all of its projects or to acquire additional properties. If the Company is required to issue additional shares to raise financing, shareholders’ interests in the Company may be diluted and shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. The Company has not declared or paid any dividends on its common shares since inception, and it does not anticipate paying any such dividends for the foreseeable future. Therefore, investors may only realize a return on their investment if the price of the Company’s common shares increases. There are no guarantees that the price of the Company’s common shares will increase, and investors may never realize a return on their investment in the Company.

Reliance on Key Personnel

The Company’s success is largely dependent upon the performance of its management and key employees or contractors. The Company is dependent on its ability to hire and retain highly skilled and qualified personnel, for which it competes with numerous industry players. The Company does not have any “key man” insurance policies, so there is a risk that the death or departure of any member of management or any key employee or contractor could have a material adverse effect on the Company.

Availability of Drilling Equipment and Access Restrictions

The Company’s exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment and facilities to the Company and may delay exploration and development activities.

Changes to Government Regulations and Laws

Mineral operations are subject to government regulations which could have the effect of preventing the Company from exploiting any possible mineral reserves on its properties. If this occurs, the Company may have to cease operations and investors could lose all or a portion of their investment in the Company. Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on the Company’s prospects. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of the Company, the extent of which cannot be reasonably predicted.

Mineral Projects

The Company holds twelve mineral properties and one placer property in northern British Columbia: Turnagain, Eagle Lime, Wheaton Lime, Sawtooth, Sabu, Plateau, Victor, Hoo Doo, Ringo, West Tuya, Tuya North, and Nickel Valley propertiesand HNC. The HNC placer property overlaps the Turnagain mineral property. The Turnagain Property is the Company’s most significant property, and is discussed below.

Please refer to the technical report titled “Turnagain Project Hard Creek Nickel Corporation Preliminary Economic Assessment, NI 43-101 Technical Report on Preliminary Assessment” dated December 2, 2011 and prepared by AMC Mining Consultants (Canada) Ltd., (the “Turnagain PEA Report”) for a further description of the Turnagain Property, including location, accessibility, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling, sampling and analysis and security of samples. A copy of this report is available for inspection during normal business hours at the head office of the Company and the report can also be viewed on SEDAR at www.sedar.com.

This NI 43-101 technical report on the Turnagain Project was filed on SEDAR on December 5, 2011. For the purposes of the disclosure required under Section 5.4 of Form 51-102F2 Annual Information Form, a summary from the Turnagain Report dated December 2, 2011 is reproduced as Appendix A to this annual information form and the Company incorporates by reference into this annual information form the disclosure contained in the Turnagain Report.

Unless otherwise noted, the technical information contained in this annual information form relating to the Turnagain Property subsequent to the effective date of the Turnagain Technical Report has been prepared and / or reviewed by Neil Froc, P. Eng., Executive Vice-President of the Company and a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Update on Project Description and Location of the Turnagain Project

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of March 29, 2012.

The following table shows details regarding the claims comprising the Turnagain Property:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004/Jan/01	2019/Jan/01
On-Line Cell Mineral Claims
501131	Drift 1	422.0	2005/Jan/12	2019/Jan/12
501168	Drift 2	421.8	2005/Jan/12	2019/Jan/12
501234	Drift 3	421.7	2005/Jan/12	2019/Jan/12
501298	Drift 4	421.8	2005/Jan/12	2019/Jan/12
508218	Dinah 1	407.2	2005/Mar/03	2019/Mar/03
508219	Dinah 2	407.1	2005/Mar/03	2019/Mar/03
508221	Dinah 3	406.9	2005/Mar/03	2019/Mar/03
508222	Dinah 4	406.7	2005/Mar/03	2019/Mar/03
508223	Dinah 5	407.1	2005/Mar/03	2019/Mar/03
508225	Dinah 6	407.1	2005/Mar/03	2019/Mar/03
508226	Dinah 7	254.6	2005/Mar/03	2019/Mar/03
508227	Dinah 8	407.3	2005/Mar/03	2019/Mar/03
508228	Dinah 9	135.5	2005/Mar/03	2019/Mar/03
508229	Dinah 10	203.4	2005/Mar/03	2019/Mar/03
528780	T1	67.7	2006/Feb/23	2019/Feb/23
528781	T2	203.3	2006/Feb/23	2019/Feb/23
528782	T3	152.6	2006/Feb/23	2019/Feb/23
528784	T4	288.3	2006/Feb/23	2019/Feb/23
528787	T5	169.6	2006/Feb/23	2019/Feb/23
528788	T6	270.2	2006/Feb/23	2019/Feb/23
528789	T7	422.5	2006/Feb/23	2019/Feb/23
528790	T8	253.6	2006/Feb/23	2019/Feb/23
Converted Legacy to On-Line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005/Jan/14	2019/Feb/18
510889	Flat 10, 13, 15	1627.9	2005/Apr/18	2019/Apr/07
510892	Flat 2, 6	1219.3	2005/Apr/18	2019/Apr/07
510910	Flat 9, 12, 14	1424.3	2005/Apr/18	2019/Apr/07
510911	Flat 1, 5	1066.9	2005/Apr/18	2019/Apr/07
510912	Flat 8, 11	779.9	2005/Apr/18	2019/Apr/07
511214	Hard 4, 6	979.9	2005/Apr/20	2019/Feb/18

511226	Hill 1, 2	1216.1	2005/Apr/20	2019/Feb/18
511227	Hill 3	506.7	2005/Apr/20	2019/Feb/17
511230	Hill 4, 5	760.5	2005/Apr/20	2019/Feb/17
511234	Hill 6	185.9	2005/Apr/20	2019/Feb/16
511244	Hard 5, 7	489.9	2005/Apr/20	2019/Feb/18
511251	Hard 8	473.4	2005/Apr/20	2019/Feb/17
511257	Hill 9, 10	1014.4	2005/Apr/20	2019/Feb/17
511279	Hard 9, 10	896.7	2005/Apr/20	2019/Feb/17
511304	Hill 7, 8	1149.7	2005/Apr/21	2019/Feb/17
511305	Hound 3	271.0	2005/Apr/21	2019/Sep/27
511306	Turn 2, Flat 7	881.2	2005/Apr/21	2019/Feb/19
511329	Hound 1, 2	1015.4	2005/Apr/21	2019/Sep/27
511330	Cub	592.6	2005/Apr/21	2020/Dec/01
511337	Cub 10, 18, Pup 1	1065.8	2005/Apr/21	2018/Dec/01
511340	Cub 17	253.9	2005/Apr/21	2018/Dec/01
511344	Turn 1, Bear 2	271.0	2005/Apr/21	2019/Feb/19
511347	Flat 3, 4	474.3	2005/Apr/21	2019/Apr/07
511348	Cub 2	389.4	2005/Apr/21	2021/Dec/01
511586	Pup 2	236.9	2005/Apr/25	2019/Jan/01
511593	Pup 3	101.5	2005/Apr/25	2021/Dec/01
511627	Cub 11	592.1	2005/Apr/25	2018/Dec/01
511628	Hard 1	709.0	2005/Apr/25	2019/Feb/18
511629	Hard 3	472.9	2005/Apr/25	2019/Feb/18
570454	Bear 1	456.8	2007/Nov/22	2019/May/26
570455	Bear 19, Bear 21 to 28	237.0	2007/Nov/22	2019/May/26
570456	Bear 3 to 18	220.2	2007/Nov/22	2019/May/26
570457	Bear 20	16.9	2007/Nov/22	2019/May/26
609390	FLAT 7	254.6	2009/Jul/21	2018/Sep/20
609394	FLAT 6	407.4	2009/Jul/21	2018/Sep/20
609396	FLAT 8	203.8	2009/Jul/21	2018/Sep/20
609397	FLAT 5	407.4	2009/Jul/21	2018/Sep/20
609398	FLAT 4	407.4	2009/Jul/21	2018/Sep/20
609403	FLAT 3	407.3	2009/Jul/21	2018/Sep/20
609423	FLAT 2	407.3	2009/Jul/21	2018/Sep/20
609424	FLAT 1	424.2	2009/Jul/21	2018/Sep/20

Update on Mineral Resource Estimates of the Turnagain Project

During 2009 the Company has developed an extensive relational drill hole database and contracted Ron Simpson, P.Geo., of GeoSim Services Inc to provide an update of the Turnagain resource which includes all the recent drill hole information to date. This resource was again updated as part of the Turnagain PEA Report completed in 2011. Historic drill holes and analytical results prior to 2002 (1967 – 1998 inclusive) were not used in the estimate. The mineral resource was estimated and classified in accordance with the CIM Definition Standards and Best Practices referred to in the NI 43-101 guidelines which have a reasonable expectation of economic extraction. The mineralization of the project satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

The table below presents the estimate of the Turnagain Nickel deposit of 865 million tonnes of Measured and Indicated Resources at 0.21% Ni and an additional 976 million tonnes of inferred Resources at 0.20% using a 0.1% Ni cut-off. The current database used in interpolating grade in the resource area consists of 25,308 analyzed intervals in 273 drill holes representing 70,570 metres of core. Forty-seven small diameter holes with incomplete sampling drilled prior to 2002 were excluded from the database. Composited data from 204 drill holes comprising 20,542 assayed intervals (57,746 m) were used for block grade estimation.

Mineral Resource Estimate Table

Category	Tonnes '000s	Ni %	Co %
Measured	227,379	0.22	0.014
Indicated	638,103	0.21	0.013
Measured & Indicated - Total	865,482	0.21	0.013
Inferred	976,295	0.20	0.013

There are no known mineral reserves and mine workings, existing tailing ponds or waste deposits on the Turnagain Property.

The Company holds a work approval permit with the British Columbia Ministry of Energy, Mines and Petroleum Resources to carry out exploration on the Turnagain Property (Mine File #0100439, Permit # MX-1-505). The Company also has a Reclamation Bond for the property of $337,900.

Exploration and Development

It is anticipated that baseline environmental data will be collected as normal from year to year. The focus of development work moving forward in the short term will be on continued metallurgical testwork, exploration for platinum and palladium and discussions with First Nations.

The PEA evaluates the development of the Turnagain deposit by conventional open-pit methods with trucks and shovels. The deposit will be mined in phases. An elevated cut-off Net Smelter Return (“NSR”) will be employed in the initial production years to enhance the economics of the project. Low NSR grade material below the initial cut-off will be sent to low grade stockpiles and later blended with “run of mine” feed or processed near the end of mine life. Material will be processed using a conventional concentrator to produce nickel-cobalt concentrate.

DIVIDENDS

The Company has not declared or paid any cash dividends or distributions on any of its securities in each of the three most recently completed financial years. There are no restrictions which could prevent the Company from paying dividends or distributions. It is not anticipated that the Company will pay any dividends on its common shares in the foreseeable future. The actual timing, payment and amount of dividends, if any, will be determined by the board of directors of the Company from time to time based upon, among other things, the earnings, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant. The Company does not presently intend to make any changes to its dividend or distribution policy.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company’s original authorized capital was 50,000,000 common shares without par value. On March 15, 2000, the Company underwent a share consolidation of one post-consolidation common share for five pre-consolidation common shares. The Company’s post-consolidation authorized capital was 50,000,000 common shares without par value. On June 25, 2004, the Company changed its authorized capital to an unlimited number of common shares and an unlimited number of Class A preferred shares without par value. As of the date of this annual information form, the Company has 80,373,493 common shares issued and outstanding. The Company does not have any issued and outstanding Class A Preference Shares.

The holders of common shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the directors and to participate in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The common shares carry no conversion or exchange rights, and no redemption or retraction provisions.

MARKET FOR SECURITIES Trading Price and Volume

The Company’s common shares are listed and traded on the TSE under the trading symbol “HNC”.

The tables below shows the high, low and closing price for each month and the total number of shares traded for each month.

Trading Price and Volumes on TSE

Month	High	Low	Close	Avg.Daily Volume
11-Jan	$0.52	$0.41	$0.42	85,595
11-Feb	$0.51	$0.42	$0.51	122,737
11-Mar	$0.51	$0.41	$0.45	73,713
11-Apr	$0.43	$0.39	$0.39	55,840
11-May	$0.41	$0.37	$0.38	32,129
11-Jun	$0.36	$0.28	$0.30	23,709
11-Jul	$0.30	$0.27	$0.30	36,695
11-Aug	$0.30	$0.23	$0.23	25,895
11-Sep	$0.32	$0.20	$0.22	41,738
11-Oct	$0.28	$0.20	$0.24	71,680
11-Nov	$0.25	$0.20	$0.21	48,873
11-Dec	$0.20	$0.16	$0.19	30,535

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out information regarding the name and occupation of the Company’s directors and officers.

Name, Province or State and Country of Residence and Position Held with the Company	Principal Occupation or Employment During the Past Five Years	Periods during which served as a director of the Company
MARK JARVIS(2)(3) West Vancouver, BC, Canada DIRECTOR AND CHIEF EXECUTIVE OFFICER	CEO for the Company from January 2004 to
present; president and a director of Gemini
Energy Corp. from November 1996 to January
2003; director of Ultra Petroleum Corp. from
October 1996 to August 1999; broker with
Pacific International Securities Ltd. from January
	1991 to October 1996.	January 9, 2004 to present.
GEORGE SOOKOCHOFF(1) Vancouver, BC, Canada DIRECTOR	Director of Hard Creek from 2003 to present; self-employed since 1983 as a Computer and Graphics Consultant. President and director of International PBX Ventures Ltd. from July 2008 to present.	November 23, 2003 to present.
TOM MILNER Williams Lake, BC, Canada DIRECTOR	Director of the Company from 2007 to present; President of Corriente Resources from October 2005 to December 2007; COO and a director of Taseko Mines Limited from July 1994 to September 2005.	October 9, 2007 to present.
LYLE DAVIS (1)(2)(3) North Vancouver, BC, Canada DIRECTOR	Director of the Company from June 2004 to
present and Chairman of the Board of Directors
from July 2008 to present; director of Condor
Resources Inc. from February 2004 to present;
principal of Ellardee Group Capital Inc. from
June 1999 to present; general manager of
Pacifico Cotton & Rayon Converters Inc. from
September 2005 to September 2007; manager at
Ernst & Young Corporate Finance Inc. from
	January 1999 to May 1999.	June 11, 2004 to present.
GARY JOHNSON, Mount Claremont, Australia DIRECTOR	Director of the Company from June 2010 to present; managing director of Strategic Metallurgy Pty. Ltd. from 2010 to present.	June 10, 2010 to present

CLIFF CARSON(1) Vancouver, BC Canada DIRECTOR	Director of the Company from May 2011 to
present; President and Director of Diamond
Fields Resources Inc. from May 1995 to July
1996; Sr. VP, Marketing and Sales at
Falconbridge from 1991 to 1995; member of the
Advisory Board of Nikkelverk Nickel Refinery at
Kristiansand, Norway from 1993 to 1995; Nov
1987 o 1991 President of Falconbridge Europe;
1986 a member of the Sectoral Advisor Group
for Canada - U.S. free trade agreement; 1983 to
1987 Manager of Marketing Research and and
President of Product Development Institute at
Cominco; 1976 to 1982 Analysts in market
research at Cominco; Chairman of the Nickel
Development Institute from 1994 to 1995.

May 10, 2011 to present
BRIAN FIDDLER(3) New Westminster, BC, Canada Controller and Chief Financial Officer	CFO of the Company from 2004 to present; CFO for Pluris Group from May 2005 to January 29, 2008; proprietor of Brian Fiddler, CGA from March 1992 to present.	Officer only.
NEIL FROC(3) Lindell Beach, BC, Canada EXECUTIVE VICE PRESIDENT	Executive Vice-President of the Company from
2006 to present; President of Mountain
Geoscience Inc. from November 2000 to June
2006; engineer for Terra Eng. Ltd. from March
1998 to November 2000; engineer for Prettys
Timber Ltd. from June 1996 to March 1998.

Officer only.
LESLIE YOUNG (3) Richmond, BC, Canada CORPORATE SECRETARY	Corporate Secretary for the Company from
February 2004 to present; administrative assistant
with Raymond James Ltd. from December 1999
to February 2004; administrative assistant with
Pacific International Securities Ltd. from 2003 to
2004; administrative assistant with Levesque
Securities from 1996 to 2003.
Officer only.

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Litigation Committee.
(3)	Member of the Disclosure Committee.

All of the directors serve until the next Annual General Meeting of the shareholders or until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

Officers of the Company serve at the discretion of the board of directors, and are appointed to serve until the first board of directors meeting following the annual general meeting of shareholders.

As of the date of this annual information form, the directors and officers as a group owned beneficially, directly or indirectly, an aggregate of 6,250,924 common shares representing 7.78% of the issued and outstanding common shares of the Company. The directors and officers also hold, as a group, 5,300,000 stock options, which if exercised, would increase the beneficial ownership of the directors and officers, as a group to 13.48% of the Company’s issued and outstanding common shares as of the date of this annual information form.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within the 10 years before the date of this annual information form has been, a director, CEO or CFO of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director, CEO or CFO, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Within the 10 year period before the date of this annual information form, none of the directors or officers of the Company or shareholders holding sufficient shares to materially affect the control of the Company, or any personal holding companies of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his, her or its assets; or has been a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PROMOTERS

Not applicable.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is:

Computershare Investor Services
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9

The registers of transfer of the Company’s common shares are located in Toronto, Ontario, Canada and Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Listed below are the material contracts of the Company entered into during the most recently completed financial year, or material contracts entered into before the most recently completed financial year which are still in effect. Other than the contracts listed below, the Company did not enter into any material contracts outside the ordinary course of business since the commencement of the most recently completed financial year.

1.

The Company entered into a listing agreement with the Toronto Stock Exchange dated August 15, 2008. Pursuant to this agreement, the Company agreed to comply with all TSE requirements applicable to listed companies.

2.	The Company extended its agreement with Edward Beswick, P.Eng., effective October 7, 2011 for engineering consulting services for an additional 6 month period, to April 29, 2012.

INTERESTS OF EXPERTS

Names of Experts and Interests of Experts:

Certain information relating to the Company’s mineral properties in this annual information form has been derived from the technical report titled “Turnagain Project, Hard Creek Nickel Corporation, Preliminary Economic Assessment”dated December 2011 and prepared by A. Riles, MAIG and M. Molavi, P.Eng. both of AMC Mining Consultants (Canada) Ltd., Ronald G. Simpson, P.Geo. of Geosim Services Inc., Daniel Friedman, P.Eng. of Knight Piesold Ltd., Robert Fong, P.Eng. of Moose Mountain Technical Services, John G. Reid of Reid Resource Consulting Pty.Ltd. and Graham McTavish, P.Eng. Valard Construction.Certain information relating to drilling results, resource estimates, and Turnagain mill flow sheet design in the Company’s disclosure during, or related to, the most recently completed financial year was prepared by, or derived from information prepared by Neil Froc, P.Eng. (Executive Vice-President of the Company), Ron Simpson, P.Geo. of Geosim Services Inc., and Alan Riles of AMC Mining Consultants (Canada) Ltd. All three are qualified person as such term is defined in National Instrument 43-101 with Neil Froc considered not independent, as they he received options to purchase common shares of the Company.

Dale Matheson Carr-Hilton LaBonte LLP is the auditor that prepared the auditor’s report on the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011.

AUDIT COMMITTEE Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Appendix B.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, Lyle Davis, George Sookochoff and Cliff Carson. As defined in National Instrument 52-110 Audit Committees (“NI 52-110”), all three audit committee members are “independent” and “financially literate”.

Relevant Education and Experience

Lyle Davis earned a Bachelor of Applied Science from Queen’s University and an M.B.A. with a finance major from the University of B.C. He has over twenty years experience in the public markets, including several years as a corporate finance associate, during which time he conducted due diligence on numerous public companies, including analysis of their financial statements and internal controls. Mr. Davis also serves as a director and audit committee member of Condor Resources Ltd., a TSX Venture Exchange listed company. He has previously served as the President of a public company for several years.

George Sookochoff has been involved in the natural resource industry for the past 25 years. Mr. Sookochoff also serves as the President, CEO and a director of International PBX Ventures Ltd., a TSX Venture Exchange listed company. Mr. Sookochoff has a degree in Business Administration from the University of British Columbia and has been an owner/operator of his own consulting firm for 25 years. Mr. Sookochoff is financially literate due to over 25 years of experience in operating his own business and providing consulting services to the mining industry.

Cliff Carson has over 20 years experience in the mining industry. Mr. Carson has an Honours degree in Economics from Simon Fraser University, has attended the Masters of Science in Economics at the London School of Economics and completed courses in Strategic Planning and Financial Analysis at the American Management Association. Mr. Carson has been responsible for overseeing financial matters and contracts in 34 different countries.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Advisory Board

The Company’s Advisory Board is comprised of three industry experts.

T. Mike Young has 45 years experience in the mining business and his focus has been on metallurgy and the marketing of nickel concentrates. He has extensive knowledge of smelters and refineries worldwide and along with his expertise about marketable concentrate and smelter terms, provides valuable input into Hard Creek’s planning and modeling going forward.

Tookie Angus headed the Global Mining Group at the law firm Fasken Martineau DuMoulin and was more recently Managing Director of Mergers and Acquisitions at Endeavour Financial. He chaired the committee of independent directors of Canico Resources Corp. that evaluated the 2006 takeover offer for that nickel company from CVRD of Brazil. Mr. Angus advises the Company how to achieve maximum shareholder value from Hard Creek Nickel’s resources. He brings a wealth of business, legal and strategic experience to the table. His strategic advice will be particularly important to Hard Creek over the next few years as it continues to advance the Turnagain project.

Dominique Francois-Bongarcon is an acknowledged mining industry expert in sampling and has been responsible for several advances and clarifications in the field of sampling theory. Dr. Francois-Bongarcon has 40 years of experience in the mining industry and maintains an extensive client base which includes but not limited to CVRD (Vale), BHP Billiton, Anglo American, Xstrata and Barrick. He is active in international consulting, software design/development/marketing, mining engineering, project evaluation, 3D mine design and feasibility studies for precious and base metal mining around the world.

External Auditor Service Fees

The fees billed to the Company by its auditor during the Company’s most recently completed financial year, by category, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
31-Dec-11	$32,000	$2,000	Nil	$35,000
31-Dec-10	$30,000	$7,500	$6,000	$2,500
31-Dec-09	$32,000	$6,000	Nil	Nil

(1)	“Audit fees” means fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.

(2)

“Audit-related fees” are fees not included in the fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.

(3)	“Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Management Information Circular dated May 27, 2011 prepared in respect of the annual general and special meeting held on June 22, 2011. Additional financial information is also provided in the Company’s comparative consolidated financial statements for the year ended December 31, 2011 and in the Company’s Management Discussion and Analysis.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. For additional copies of this Annual Information Form please contact:

Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7
Telephone: (604) 681-2300
Fax: (604) 681-2310

APPENDIX A – SUMMARY FROM THE PRELIMINARY ECONOMIC ASSESSMENT STUDY
(PEA) OF THE TURNAGAIN NICKEL PROJECT

The study, authored by AMC Mining Consultants (Canada) Ltd., recommends the project be built as an open pit mine and mill processing 43,200 tonnes per day (tpd) for the first five years producing 52.72 million pounds of nickel and 2.82 million pounds of cobalt in concentrate annually. This is followed by an expansion to 86,000 tpd for the next sixteen years producing 97.87 million pounds of nickel and 5.36 million pounds of cobalt in concentrate annually.

A focused metallurgical program, initiated in 2010, dramatically improved the metallurgy of the project resulting in the ability to produce a saleable 18% nickel concentrate using a simple flow sheet and readily available reagents. This allows the project to move forward without the higher technical risk and larger capital previously required for the construction of a refinery at site. The recent approval of the construction of the Northwest Transmission Line from Terrace to Bob Quinn has facilitated the supply of reliable and competitively priced electrical power within 245 kms of the Turnagain Project. Imperial Metals anticipates being able to connect their Red Chris Project to the Northwest Transmission Line at the Bob Quinn hydro station by early 2014. This is the same time as the completion of the line to Bob Quinn is expected. The completion of the Red Chris section will bring electrical power with 150kms of the Turnagain Project. Provincial and Federal environmental approvals for the Red Chris project have been received and Mine Act permitting through the Northwest Mine Development Review Committee is underway.

KEY DATA

Initial Capital Investment		US $1,357 million
Expansion Capital in Year 5		US $492 million
Payback period*		7.3 years
Mill operation		27.2 years

IRR pre-tax* (100% equity)		15.9%
IRR after-tax* (100% equity)		13.5%

NPV pre-tax* (8% discount)		US $1,295 million
NPV after-tax* (8% discount)		US $724 million

Mill throughput	Year 1-5	43,400 tonnes per day
	Year 6-21	84,600 tonnes per day

Mill feed grade	Year 1-5	0.261% Ni, 0.014% Co
	Year 6-21	0.246% Ni, 0.013% Co

Pit Resource	Measured	206 million tonnes, 0.231% Ni, 0.014% Co
	Indicated	356 million tonnes, 0.226% Ni, 0.013% Co
	Inferred	201 million tonnes, 0.235% Ni, 0.013% Co

* Based on:	Nickel Price: US $8.50 per lb.
Cobalt Price: US $14.00 per lb.
Exchange Rate: 0.95 US$/CAN$

B1

This PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

FINANCIAL VALUATION

The PEA indicates the economic returns from the project justify further development of the Turnagain project and recommendations have been made to HNC to proceed to pre-feasibility level.

The financial results of the assessment (“Base Case”) were developed using commodity prices of US $8.50/lb. of nickel and US $14.00/lb. of cobalt, an exchange rate of 0.95 US$/CAN$ and a discount rate of 8.0% . The nickel price was considered reasonable given the spot price of nickel on October 14, 2011 was US $8.63/lb. , the LME three-year historical rolling average prices as of the end of September 2011 is US $8.70/lb. , and our metal market analyst projects a long term price of US $9.50/lb.

The Base Case with +/- nickel price scenario is presented as follows:

	-	Base Case	+

Nickel (US$/lb)	7.50	8.50	9.50
Exchange Rate (US$/CAN$)	0.90	0.95	1.00

Pre-Tax
IRR (100% equity)	13.2%	15.9%	18.34%
NPV ( 5% discount, US$ million)	1,628	2,383	3,138
( 8% discount, US$ million)	777	1,295	1,807
(10% discount, US$ million)	405	813	1,220

After-Tax
IRR (100% equity)	11.2%	13.5%	15.6%
NPV ( 5% discount, US$ million)	1,001	1,490	1,978
( 8% discount, US$ million)	388	724	1,059
(10% discount, US$ million)	122	390	654

Payback Period (years)	8.3	7.34	6.8

Smelter Netback (%)	70.3	72.4	74.1

Net Smelter Return (US$/t milled)
Years 1-5	18.59	21.59	24.59
Years 6-21	17.36	20.18	22.99
LOM	15.89	18.46	21.03

Nickel C1* Cash Cost (US$/lb)
Years 1-5	4.09	4.23	4.38
Years 6-21	4.05	4.20	4.35
LOM	4.11	4.26	4.41

B2

* The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to payable nickel metal delivered to market, net of by-product credits (cobalt).

CAPITAL AND OPERATING COSTS

The total initial capital investment in the project is estimated to be US $1.32 billion, which represents the total direct and indirect costs, including associated infrastructure, power transmission line, and contingencies. The Base Case presented in the PEA is designed for increased production in year six which requires expansion in year five. The following table shows the initial and expansion capital distributed between the various project components.

(US $millions)	Initial	Expansion	Total LOM
		(Year 5)

Mine	244	68	406
Processing	986	406	1,392
Other & Sustaining	95	18	478
Working Capital	32	0	32
Total Capital	$1,357	$492	$2,308

The mine site operating costs are presented below for the initial five years, after expansion (from Year 6 to 21) and the life of mine (“LOM”) as US$/tonne ore.

	(US$/tonne ore)
	Year 1-5	Year 6-21	LOM

Mining	3.11	3.11	2.52
Processing (incl. Tailings)	4.69	4.38	4.44
General and Administration	0.57	0.29	0.33
Total Operating Cost	$8.37	$7.78	$7.29

MINERAL RESOURCES

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured :	227,379000 tonnes @ 0.22% Ni and 0.014% Co
Indicated :	638,103,000 tonnes @ 0.21% Ni and 0.013% Co
Inferred :	976,295,000 tonnes @ 0.20% Ni and 0.013% Co

The plan provided in the PEA limits the pit mining to 21 years with milling of the stockpiles for several additional years for a total mine life of 27.2 years. The PEA base case in-pit mined resource consist of 206 million tonnes of measured resource at 0.231% Ni, 0.014% Co, 356 million tonnes of indicated resource at 0.226% Ni, 0.013% Co,and 201 million tonnes of inferred resource at 0.235% Ni, 0.013% Co.

Additional in-pit resource potential exists beyond the PEA base case limits consisting of 21 million tonnes of measured resource at 0.196% Ni and 0.012% Co, 117 million tonnes of indicated resource at 0.195% Ni and 0.012% Co and 361 million tonnes of inferred resource at 0.214% Ni and 0.012% Co.

B3

DEVELOPMENT PLAN

The PEA evaluates the development of the Turnagain deposit by conventional open-pit methods with trucks and shovels. The deposit will be mined in phases. An elevated cut-off Net Smelter Return (“NSR”) will be employed in the initial production years to enhance the economics of the project. Low NSR grade material below the initial cut-off will be sent to low grade stockpiles and later blended with “run of mine” feed or processed near the end of mine life. Ore will be processed using a conventional concentrator to produce nickel-cobalt concentrate.

Key metrics for mining and processing are shown below:

	Year 1-5	Year 6-21	Total LOM

Strip Ratio	0.74	0.83	0.82

Annual Throughput (Mtonnes)	15.8	31.3	28.1

Annual Mill Feed Grade
Nickel (%)	0.261	0.246	0.230
Cobalt (%)	0.014	0.013	0.013

Annual Recoveries
Nickel (%)	58.0	57.7	56.4
Cobalt (%)	58.0	57.7	56.4

Annual Metal Production
Nickel (lbs x 1000)	52,717	97,871
Cobalt (lbs x 1000)	2,822	5,363

Concentrate Production
Ni (%)	18.0	18.0
Co (%)	0.96	0.99
Dry (tonnes)	132,846	246,663

Metal Production (lbs x 1000)
Nickel (lbs x 1000)			2,181,552
Cobalt (lbs x 1000)			123,181

Total Concentrate Production (Dry tonnes)			5,497,474

OPPORTUNITIES

The economics of the PEA do not take into account opportunities for future improvement based on:

  Varying the mill throughput. Two scenarios were reviewed in addition to the Base Case presented. They include Scenario 1 with no increased throughput in Year 6 and Scenario 2 starting with increased throughput in Year 1. The comparisons of the scenarios with the Base Case is shown in the table below

B4

FINANCIAL COMPARISON OF SCENARIOS

	Initial capital	Pretax PV8		Pretax	Payback	LOM
	(Billion $US)	(Billion $US)	IRR	(yr)	(yr)
Base Case	1.36	1.29		15.9%	7.34	27.2
Scenario 1	1.20	0.73		13.5%	6.9	49.5
Scenario 2	1.84	1.57		17.7%	5.1	24.7

Base Case includes US $492 million additional capital in Year 5 for expansion in Year 6
Scenario 1 at constant 15.9 Mtpa
Scenario 2 at constant 31.3 Mtpa
Scenarios 1 and 2 are estimates (not developed to same level of accuracy as the Base Case)

Other opportunities include:

  Potential for payable platinum and palladium in the concentrate
  Improved metallurgical performance
  Increased mine life with existing defined resource and Hatzl area resource
  Optimization of tailings storage facility construction
  Additional resource potential for both nickel/cobalt and platinum/palladium within the Turnagain ultramafic complex
  Third party ownership/operation of the transmission line
  Financing of the proposed interconnection fee tariffs over five years
  Shared access development cost

Recommendations

Based on the findings of this Preliminary Economic Assessment, it has been concluded that the project is potentially mineable and recommendations have been made to HNC to proceed to pre-feasibility level.

B5

APPENDIX B – AUDIT COMMITTEE CHARTER

Overall Purpose and Objectives

The audit committee will assist the board in fulfilling its oversight responsibilities.

The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.

The audit committee will review the company’s internal financial reporting system and the audit process, and make recommendations to the board as required.

In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.

Each committee member will obtain an understanding of the committee’s responsibilities, and their responsibilities as committee members.

Authority
The board authorizes the audit committee, within the scope of its responsibilities, to:
	1.	Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).
	2.	Ensure the attendance of company officers at meetings as appropriate.
	3.	Obtain outside legal or other professional advice.

The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor [1].

The auditor shall report directly to the audit committee [2].

The audit committee shall pre-approve any non-audit services to be provided by the auditor [3].

Organization

The audit committee will consist of (3) members, of which (2) will be independent.

Members will be appointed for a (1) year term.

The chairman of the audit committee will be nominated by the board.

A quorum for any meeting will be (2) members.

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1 Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
2 Same.
3 Same.

Organization (continued)

The secretary of the audit committee will be the company secretary.

Meetings will be held not less than (4) times a year. Special meetings may be convened as required.

The meetings will be minuted.

The auditor may convene a meeting if they consider it necessary.

The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities – Financial Statements

Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.

Review the financial statements with respect to appropriate accounting principles.

Meet with management to review the statements.

Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities – Annual Audit

Review the auditor’s proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.

Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).

Meet with management and the auditors to review the results of the audit.

Review the performance of the auditors.

Make recommendations to the board regarding the reappointment of the auditor.

Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.

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Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.

Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities – Other

Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.

If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.

Review and update the charter, and have changes approved by the board.

Establish procedures for the confidential submission by employees with respect to questionable accounting practices[4].

Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters[5].

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4 Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
5 Same.

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